N E W S   R E L E A S E
Date: December 10, 2002
TSX-V: ORL
OTCBB: OLYRF

SHARES FOR DEBT ISSUED

For Immediate Release

Olympic Resources Ltd. (Olympic) reports that further to its news release dated September 5, 2002, the TSX Venture Exchange has accepted for filing the Company's proposal to issue 75,000 shares at a deemed price of $0.40 per share to settle outstanding debt for $30,000 to Princeton Research Inc. These shares are subject to a 12 month hold period.

To find out more about Olympic Resources Ltd. (TSX-V: ORL, OTCBB: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock,
President


The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.